

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

CORRECTED
September 19, 2017

Michael Barron
Chief Executive Officer
X Rail Enterprises, Inc.
9480 S. Eastern Ave. Suite 205
Las Vegas, NV 89123

> **Re: X Rail Enterprises, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 31, 2017**
> **File No. 333-218746**

Dear Mr. Barron:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2017 letter.

Description of Business

The X Train, page 28

1. We note your press release from August 2, 2017 that you did not meet the 60% ownership threshold and terminated the share exchange with Las Vegas Railway Express. Please revise your disclosure here accordingly.

Unaudited Interim Financial Statements for the Quarterly Period Ended June 30, 2017

Note 2 – Summary of Significant Accounting Policies

Long-lived Assets, page 54

2. We note your response to prior comment 4 that you have been unable to retrofit and update the cars due to the lack of sufficient funds. Given your minimal revenue generating activity, significant operating losses, negative operating cash flows, and continued capital deficiency, please tell us how you determined that there was no impairment of your long-lived assets (i.e. railcars) for the six months ended June 30, 2017. As part of your response, please tell whether you performed an updated impairment review of your property and equipment as of June 30, 2017 pursuant to ASC 360-10-35-21. If an analysis was not performed, please explain why and tell us when you last performed a long-lived asset impairment review. If an updated impairment review was performed, please provide us with the significant assumptions used by management, including any changes from your previous impairment review, which supports your conclusion that your property and equipment was not impaired at June 30, 2017. Your response should address how you considered the factors noted above in your impairment review or lack thereof. We may have further comment upon receipt of your response.

Note 6 – Commitments and Contingencies, page 57

3. We note your response to our prior comment 3. Please revise your operating lease footnote to disclose rental expense recognized under operating leases for each period presented in accordance with ASC 840-20-50. Additionally, please separately disclose rental expense related to the leasing of cars used in the X Wine Railroad.

You may Amy Geddes at (202) 551-3304 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeff Cahlon, Esq.
        Sichenzia Ross Ference Kesner LLP